Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE LLC

US$750,000,000 4.000% NOTES DUE 2024

FINAL TERM SHEET

March 7, 2017

Issuer:	Brookfield Finance LLC

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	4.000% Senior Unsecured Notes due April 1, 2024

Format:	SEC registered

Size:	US$750,000,000

Trade Date:	March 7, 2017

Expected Settlement Date:	March 10, 2017 (T+3)

Maturity Date:	April 1, 2024

Coupon:	4.000%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017

Price to Public:	99.742%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark

Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	4.042%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to February 1, 2024, treasury rate plus 30 bp

Par Call:	At any time on or after February 1, 2024, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271RAA7 / US11271RAA77

Joint Book-Runners[1]:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.
BNP Paribas Securities Corp.
Itau BBA USA Securities, Inc.
MUFG Securities Americas Inc.
Mizuho Securities USA Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.

The notes will be issued under an indenture, to be dated as of the date of the issuance of the notes, between Brookfield Finance LLC, Brookfield Asset Management Inc., Computershare Trust Company of Canada, as Canadian trustee and Computershare Trust Company N.A., as U.S. trustee, as supplemented by a first supplemental indenture to be dated as of the date of the issuance of the notes (collectively, the “Indenture”). The foregoing is a summary of certain of the material attributes and characteristics of the notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

1                   This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.